FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

NMP, INC.

The undersigned, Douglas S. Appleton, certifies that he is the Secretary and General Counsel of NMP, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), and does hereby further certify as follows:

1. The name of the Corporation is NMP, Inc.

2. The name under which the Corporation was originally incorporated was NMP, Inc. and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 21, 2003.

3. This First Amended and Restated Certificate of Incorporation of NMP, Inc. has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

4. This First Amended and Restated Certificate of Incorporation of NMP, Inc. shall be effective on January 16, 2004 at 4:00 p.m. Eastern Standard Time.

5. The text of the Certificate of Incorporation is hereby restated and amended in its entirety as follows:

ARTICLE I

The name of the corporation is MarketWatch.com, Inc.

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock which the corporation has authority to issue is Fifty-five Million (55,000,000) shares, consisting of two classes: Fifty Million (50,000,000) shares of Common Stock, $0.01 par value per share, and Five Million (5,000,000) shares of Preferred Stock, $0.01 par value per share.

The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the capital stock of the corporation entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates establishing a series of Preferred Stock.

Except as otherwise expressly provided in any certificate of designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Common Stock or Preferred Stock.

ARTICLE V

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VI

A.   Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

B.   Special meetings of stockholders of the corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the members of the Board of Directors, the Chairman of the Board, the Chief Executive Officer or any holder of at least twenty-five percent (25%) of the outstanding Common Stock of the corporation.

ARTICLE VII

Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation or other cause may be filled by: (a) the stockholders at any meeting, (b) a majority of the directors, although less than a quorum, or (c) a sole remaining director, and the directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VIII

A.   To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law of the State of Delaware is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

B.   To the extent permitted by applicable law, this corporation is also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the corporation, its stockholders, and others.

C.   Neither any amendment nor repeal of any of the foregoing provisions of this Article VIII, nor the adoption of any provision of this First Amended and Restated Certificate of Incorporation inconsistent with this Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

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IN WITNESS WHEREOF, NMP, Inc. has caused this First Amended and Restated Certificate of Incorporation to be executed in its corporate name this 15 day of January 2004.

NMP, Inc.

By: /s/ Douglas S. Appleton
Name: Douglas S. Appleton
Title: Secretary and General Counsel